Exhibit 99.1

February 22, 2013

Atlas Resource Partners, L.P.

3500 Massillon Road

Uniontown, OH 44685

Attention: Mr. Jeffrey C. Simmons

SUBJECT:	Evaluation of Oil and Gas Reserves
To the Interests of Atlas Resource Partners, L.P.
In Certain Properties Located in Various States
Pursuant to the Requirements of the
Securities and Exchange Commission
Effective January 1, 2013
Job 12.1446

At the request of Atlas Resource Partners, L.P. (Atlas), Wright & Company, Inc. (Wright) has performed an evaluation to estimate proved reserves and associated cash flow and economics from certain properties to the subject interests. This evaluation was authorized by Mr. Jeffrey C. Simmons of Atlas. Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the effective date. This reserves evaluation is pursuant to the financial reporting requirements of the Securities and Exchange Commission (SEC) as specified in Regulation S-X, Rule 4-10(a) and Regulation S-K, Rule 1202(a)(8). It is the understanding of Wright that the purpose of this evaluation is for inclusion in relevant registration statements or other filings to the SEC. The effective date of this report is January 1, 2013. The report was completed February 22, 2013. The following is a summary of the results of the evaluation.

Atlas Resource Partners, L.P. SEC Parameters	Proved Developed		Total Proved Developed (PDP & PDNP)	Proved Undeveloped (PUD)	Total Proved (PDP, PDNP & PUD)

	Producing (PDP)	Nonproducing (PDNP)
Net Reserves to the Evaluated Interests
Oil, Mbbl:	2,968.274	432.172	3,400.446	5,468.390	8,868.837
Gas, MMcf:	297,688.733	40,966.595	338,655.328	235,118.914	573,774.211
NGL, Mbbl:	6,022.597	1,862.181	7,884.778	8,177.120	16,061.897
Gas Equivalent, MMcfe: (1 bbl = 6 Mcfe)	351,633.959	54,732.713	406,366.672	316,991.974	723,358.615

Cash Flow (BTAX), M$
Undiscounted:	693,232.537	107,513.941	800,746.478	458,562.289	1,259,308.844
Discounted at 10% Per Annum:	385,485.868	62,608.347	448,094.215	171,785.749	619,880.094

Please note numbers in table may not add due to rounding techniques in the ARIES™ petroleum software program.

Mr. Jeffrey C. Simmons

Atlas Resource Partners, L.P.

February 22, 2013

The properties evaluated in this report are located in the states of Arkansas, Colorado, Indiana, Kansas, Kentucky, Louisiana, Michigan, New York, North Dakota, Ohio, Oklahoma, Pennsylvania, Tennessee, Texas, West Virginia, and Wyoming. According to Atlas, the total proved reserves included in this evaluation represent 100 percent of the reported total proved reserves of Atlas.

Proved oil and gas reserves are those quantities of oil and gas which can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations. As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the prior 12-month period. The benchmark base prices used for this evaluation were $94.71 per barrel for West Texas Intermediate oil at Cushing, OK, and $2.757 per Million British thermal units (MMBtu) for natural gas at Henry Hub, LA. These benchmark base prices were adjusted for energy content, quality, and basis differential, as appropriate. The resultant average adjusted product prices used to estimate proved reserves are $92.26 per barrel of oil and $2.534 per Mcf of gas. The Natural Gas Liquids (NGL) product price was estimated to be approximately 36 percent of the base oil price, resulting in a weighted average adjusted price of $33.79 per barrel. The base product prices were held constant for the life of the properties.

Oil and other liquid hydrocarbon volumes are expressed in thousands of United States (U.S.) barrels (Mbbl), one barrel equaling 42 U.S. gallons. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. For purposes of this report, quantities of barrels of oil and NGL are converted into equivalent quantities of natural gas at the ratio of 1 bbl = 6 Mcfe. No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, standard state and county taxes or fees, operating expenses, and investments, as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist. The Cash Flow (BTAX) was discounted at an annual rate of 10.00 percent (PCT) in accordance with the reporting requirements of the SEC.

The estimates of reserves contained in this report were determined by accepted industry methods, and the procedures used in this evaluation are appropriate for the purpose served by the report. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR). These calculations are often based upon limited log and/or core analysis data and incomplete formation fluid and rock data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves. Wright has used all methods and procedures as it considered necessary under the circumstances to prepare this report.

Oil and gas reserves were evaluated for the proved developed producing (PDP), proved developed nonproducing (PDNP), and proved undeveloped (PUD) reserves categories. The summary

Mr. Jeffrey C. Simmons

Atlas Resource Partners, L.P.

February 22, 2013

classification of total proved reserves combines the PDP, PDNP, and PUD categories. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. Wright is not aware of any local, state, or federal regulations that would preclude Atlas from continuing to produce from currently active wells or to fully develop those properties included in this report.

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. The estimation of oil and gas reserves must be recognized as a subjective process that cannot be measured in an exact way, and estimates of others might differ materially from those of Wright. The accuracy of any reserves estimate is a function of the quantity and quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

All data utilized in the preparation of this report were provided by Atlas. No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by Atlas with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production. Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by Atlas with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments for drilling the undeveloped locations. Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, Wright did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data. In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties.

In accordance with the instructions of Atlas, abandonment costs net of salvage values were included as appropriate. Wright has not performed a detailed study of the abandonment costs nor the salvage values and offers no opinion as to Atlas’ calculations.

Wright is not aware of any potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential property restoration, liability, or clean up of damages, if any, that may be necessary due to past or future operating practices.

Wright is an independent petroleum consulting firm founded in 1988 and owns no interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of Atlas, nor does Wright or any of its employees have direct financial interest in Atlas. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

This report is prepared for the information of Atlas, its shareholders, and for the information and assistance of its independent public accountants in connection with their review of and report upon the financial statements of Atlas, and for reporting disclosures as required by the SEC. This report is also intended for public disclosure as an exhibit in filings made to the SEC by Atlas.

Mr. Jeffrey C. Simmons

Atlas Resource Partners, L.P.

February 22, 2013

Based on data and information provided by Atlas, and the specified economic parameters, operating conditions, and government regulations considered applicable at the effective date, it is Wright’s conclusion that this report provides a fair and accurate representation of the oil and gas reserves to the interests of Atlas in those certain properties included in this report.

The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information presented in this report meet the standards of Reserves Estimator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.

It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours,

Wright & Company, Inc.
TX Reg. No. F-12302

By:	/s/ D. Randall Wright
D. Randall Wright
President